Exhibit 99.1

Bragg Delivers On Player Engagement Focus With Innovative Big Ticket Bonanza Gamification Tool

May 27, 2025

Gamified engagement campaign tool bolsters award winning Fuze™ marketing and promotional toolset rolling out with Senator Group

Toronto, May 27, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) is proud to announce the launch of the latest gamification-led innovation to its award-winning Fuze ™ marketing and promotional toolset, Big Ticket Bonanza, a new way to engage with players through multiple targeted and bespoke campaigns.

Big Ticket Bonanza rewards players with guaranteed-win scratchcards, triggered randomly during normal gameplay (for example while playing a slot game). The scratchcards award instant cash prizes or raffle tickets, which are collected and entered into weekly or monthly prize draws.

Players collect tickets by wagering on participating casino games. The more they engage with the game, the more tickets they earn—boosting engagement without disrupting the core gaming experience.

The tool supports both weekly and monthly draws, giving operators flexibility in structuring prize pools and maintaining consistent momentum. Ticket counters update dynamically within the game interface or external campaign widgets, reinforcing progress and encouraging continued participation.

Offering a totally branded experience, campaigns are fully customizable to reflect the operator’s branding, including logos, color schemes, and thematic design elements.

At all points Big Ticket Bonanza offers fair and transparent draws, backed by secure RNG-based draw mechanisms that ensure compliance and fairness, with exportable logs for auditing.

Players can access their ticket counts, prize history, via an in-play dedicated display.

The launch comes as part of Bragg’s strategic investment in creating amazing iGaming experiences for players, illustrating how the work of suppliers can create positive experiences for players and ostensibly, deliver meaningful results for its operator partners.

Bragg champions a culture of iGaming excellence and constant innovation, not only to its gamechanging iGaming content portfolio, but also in its full service suite of technology solutions, excellence and innovation which creates a competitive advantage in the iGaming industry.

The Big Ticket Bonanza gamified player engagement campaign aims to boost player engagement and session time, while increasing wagering volume. It also provides a scalable promotion for both short bursts and longer-term brand events.

Bragg is targeting an aggressive roll-out strategy for Big Ticket Bonanza across its operational markets in Europe, the U.S. and the LatAm region, opening up new opportunities for growth globally.

Launched with valued partner Senator Group in Croatia, which operates on the Bragg player account management (“PAM”) platform, Big Ticket Bonanza is now available to all of Bragg’s casino content, aggregation and PAM partners and presents a huge opportunity to engage with players.

Big Ticket Bonanza joins an ever expanding and constantly updated list of player engagement tools accessible through the Fuze™ player engagement toolset. Unlike static promotions, Fuze™ engagement mechanics adapted dynamically to player behaviour, ensuring continuous participation.

Other tools available within Fuze™ include tournaments with real-time leaderboards, quests, flash jackpots, sophisticated bonusing, free rounds and a games recommendation system powered by cutting-edge AI technology.

Matevž Mazij, Chief Executive Officer at Bragg Gaming Group commented: “Innovation and excellence form the cornerstone of the Bragg approach to iGaming, and to ensure that our operator partners have the latest tools available in creating dynamic and fantastic experiences for their players.”

“Big Ticket Bonanza is the latest evidence of that focus, our commitment to investing in our products and presents a significant competitive advantage for Bragg as an iGaming supplier, an advantage that we’re looking to drive home globally.”

Croatian online operator Senator Group, a long-standing turnkey solutions partner of Bragg is among the first of Bragg’s operator partners to utilize Big Ticket Bonanza in their marketing strategy.

Vedran Maric, Head of iGaming, Senator Group commented: “Bragg has been a terrific partner to us in our transition from land-based to offering iGaming to our players, and their suite of products and technology have proven invaluable in this process.”

“We’re working collaboratively with Bragg to introduce Big Ticket Bonanza into our marketing, but I’m sure it will be well received by our players in the Croatian market.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers.  Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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